UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2. Name of fund: The Southern Africa Fund, Inc.

3. Securities and Exchange Commission File No: 811-07596

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Investec Asset Management U.S. Limited
1055 Washington Boulevard, 3rd Floor
Stamford, CT 06901

As of March 2005:
Investec Asset Management U.S. Limited
2 Gresham Street
London EC2V 7QP
England

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Donald R. Crawshaw
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4016

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a, .31a-2]:

Brown Brothers Harriman & Co.
40 Water Street
Boston, MA 02109

The Bank of New York
101 Barclay Street 11E
New York, NY 10286

Investec Asset Management U.S. Limited
1055 Washington Boulevard, 3rd Floor
Stamford, CT 06901

By the end of February 2005 records will be shipped from the above Investec Asset Management U.S. Limited office to:

Investec Asset Management U.S. Limited
2 Gresham Street
London EC2V 7QP
England

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[ ] Open-end [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Investec Asset Management U.S. Limited
1055 Washington Boulevard, 3rd Floor
Stamford, CT 06901

Prior to May 4, 2003, the Fund had an investment management agreement with:
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY 10105

Prior to May 24, 2002, the Fund had an investment management (subadvisory) agreement with:
Sanlam Investment Management (Pty.) Ltd.
Suite 110, Neptune House
Marina Bay, Gibraltar

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Not Applicable.

13. If the fund is a unit investment trust "UIT") provide:

(a) Depositor's name(s) and address(es): Not Applicable

(b) Trustee's name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

August 30, 2004

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

October 27, 2004

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: A liquidating distribution of $22.86481 per share (an aggregate amount of $99,167,561.94) was paid on November 23, 2004 to stockholders of record.

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes [X] No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only:
Has the fund issued senior securities?

[ ] Yes [X] No

If Yes, describe the method of calculating payments to senior Security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[ ] Yes [X] No

Subject to the Fund’s reservation of assets to pay all known and estimated expenses and liabilities (held by the Fund’s custodian, Brown Brothers Harriman & Co.) and to pay the liquidating distribution to those stockholders of record holding certificated shares who have not properly surrendered such shares (held by the Fund’s liquidating agent, The Bank of New York), all assets have been distributed.

If No,

(a) How many shareholders does the fund have as of the date this form is filed? The Fund filed Articles of Dissolution with the State Department of Assessments and Taxation of Maryland on November 24, 2004. As a result, it no longer has any stockholders under Maryland state law. Its former stockholders have the right to receive their share of the Fund's liquidating distribution upon presentation of their stock certificates to the Fund. In this filing, "stockholders" refers to former stockholders of the Fund who have such right. As of the date hereof, there were 57 stockholders of record of the Fund.

(b) Describe the relationship of each remaining shareholder to the fund: Each remaining stockholder of the Fund is a stockholder of record holding certificated shares who has not properly surrendered such shares to the Fund’s liquidating agent, The Bank of New York.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[X] Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Assets in the amount due to such stockholders have been retained by the Fund as described above in response to Item 18. Such assets will be available for a period of three years commencing November 23, 2004 to pay such stockholders upon receipt of their certificates and letters of transmittal. After that date, any assets not then claimed by such stockholders will escheat to the State of Maryland. The Fund has arranged for Georgeson Shareholder Communications Inc., the Fund’s former solicitor, to assist the Fund and its liquidating agent, The Bank of New York, in locating such stockholders for the purposes of paying them their liquidating distribution.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[X] Yes [ ] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     Cash: $213,258
     Accounts Receivable Dividends and Recoverable Tax: $58,418
Cash in the amount of $317,843.73 is also retained to pay certificated stockholders (see response to Item 18 above)

(b) Why has the fund retained the remaining assets?

These assets have been retained to pay the known and estimated expenses and liabilities of the Fund and all remaining stockholders of record of the Fund.
(c) Will the remaining assets be invested in securities?

[ ] Yes [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X] Yes [ ] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

Legal                $87,000

Audit and tax         $6,500

Custodian         $112,890

Administration            $18,702

Postage/recordkeeping        $26,718

Transfer/Liquidating Agent    $19,855

Total liabilities     $271,665

(b) How does the fund intend to pay these outstanding debts or other liabilities?

These debts and liabilities will be paid out of the assets reserved as indicated in response to Item 20 above.

IV. Information About Event(s) Leading to Request for Deregistration

22. (a) List the expenses incurred in connection with the Merger or
Liquidation:

(i)	Legal expenses: $116,841

(ii) Audit and tax:                 $6,500

(iii) Other expenses (list and identify separately):

Custodian     $90,000

Transfer/Liquidating agent     $18,250

Directors’ Fees and Expenses            $49,342

Records retention/postage            $27,000

Proxy solicitation     $20,697

(iv) Total expenses (sum of lines (i)-(iii) above): $328,630

(b) How were those expenses allocated?

The expenses incurred in connection with the Liquidation will be borne by the Fund. The amount distributed to stockholders of the Fund upon liquidation was reduced by any remaining accrued expenses and liabilities of the Fund, including the expenses incurred in connection with the Liquidation.

(c) Who paid the expenses?

(See question 22(b) above)

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature or any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger: 811-____

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been field with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of
1940 on behalf of The Southern Africa Fund, Inc., (ii) he is the Secretary of The Southern Africa Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

By: /s/ Royce Brennan
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